Exhibit 99.1

Contacts: ASUR Lic. Adolfo Castro +52-55-5284-0408 acastro@asur.com.mx	InspIR Group Susan Borinelli +1-646-330-5907 susan@inspirgroup.com

ASUR Announces Total Passenger Traffic for March 2025

Passenger traffic increased year-on-year by 13.7% in Puerto Rico, 3.1% in Colombia and decreased 3.0% in Mexico

Mexico City, April 7, 2025 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR), ASUR, a leading international airport group with operations in Mexico, the U.S. and Colombia, today announced that passenger traffic for March 2025 reached a total of 6.5 million passengers, representing an increase of 1.2% compared to March 2024.

Passenger traffic presented year-over-year increases of 13.7% in Puerto Rico,3.1% in Colombia, and decreased 3.0% in Mexico. Passenger traffic growth in Puerto Rico was driven by increases of 12.0% in international traffic and 13.8% in domestic traffic, while Colombia reported increases of 8.4% in international traffic and 1.6% in domestic traffic. In Mexico, a 5.7% decrease in international traffic was partially offset by a 1.1% increase in domestic traffic.

All figures in this statement reflect comparisons between the period from March 1 to 31, 2025 and from March 1 to 31, 2024. Note that last year Holy Week took place during the last week of March while this year it will take place in April. Figures exclude transit and general aviation passengers for Mexico and Colombia.

Passenger Traffic Summary
	March		% Chg	Year to date		% Chg
	2024	2025		2024	2025
Mexico	4,024,853	3,902,720	(3.0)	11,496,410	10,945,137	(4.8)
Domestic Traffic	1,575,299	1,593,163	1.1	4,615,085	4,580,484	(0.7)
International Traffic	2,449,554	2,309,557	(5.7)	6,881,325	6,364,653	(7.5)
San Juan, Puerto Rico	1,164,522	1,323,498	13.7	3,261,896	3,608,582	10.6
Domestic Traffic	1,044,523	1,189,079	13.8	2,935,940	3,227,246	9.9
International Traffic	119,999	134,419	12.0	325,956	381,336	17.0
Colombia	1,280,754	1,319,997	3.1	3,804,230	4,046,354	6.4
Domestic Traffic	1,004,266	1,020,202	1.6	2,963,460	3,078,656	3.9
International Traffic	276,488	299,795	8.4	840,770	967,698	15.1
Total Traffic	6,470,129	6,546,215	1.2	18,562,536	18,600,073	0.2
Domestic Traffic	3,624,088	3,802,444	4.9	10,514,485	10,886,386	3.5
International Traffic	2,846,041	2,743,771	(3.6)	8,048,051	7,713,687	(4.2)

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Mexico Passenger Traffic
		March		% Chg	Year to date		% Chg
		2024	2025		2024	2025
Domestic Traffic		1,575,299	1,593,163	1.1	4,615,085	4,580,484	(0.7)
CUN	Cancun	789,963	794,115	0.5	2,319,681	2,287,768	(1.4)
CZM	Cozumel	19,643	16,421	(16.4)	58,503	52,559	(10.2)
HUX	Huatulco	61,155	53,880	(11.9)	176,473	160,129	(9.3)
MID	Merida	273,884	280,523	2.4	801,085	807,366	0.8
MTT	Minatitlan	9,270	12,778	37.8	28,019	36,336	29.7
OAX	Oaxaca	130,284	136,403	4.7	375,196	391,012	4.2
TAP	Tapachula	49,114	44,434	(9.5)	147,956	129,462	(12.5)
VER	Veracruz	122,306	140,281	14.7	355,729	383,896	7.9
VSA	Villahermosa	119,680	114,328	(4.5)	352,443	331,956	(5.8)
International Traffic		2,449,554	2,309,557	(5.7)	6,881,325	6,364,653	(7.5)
CUN	Cancun	2,281,525	2,142,355	(6.1)	6,410,410	5,897,448	(8.0)
CZM	Cozumel	73,439	56,983	(22.4)	190,230	150,667	(20.8)
HUX	Huatulco	26,988	27,430	1.6	80,429	80,426	(0.0)
MID	Merida	36,341	39,066	7.5	99,148	111,751	12.7
MTT	Minatitlan	517	604	16.8	1,592	1,820	14.3
OAX	Oaxaca	17,001	26,427	55.4	56,995	74,635	31.0
TAP	Tapachula	824	2,472	200.0	3,606	5,584	54.9
VER	Veracruz	10,338	10,887	5.3	30,711	33,201	8.1
VSA	Villahermosa	2,581	3,333	29.1	8,204	9,121	11.2
Traffic Total Mexico		4,024,853	3,902,720	(3.0)	11,496,410	10,945,137	(4.8)
CUN	Cancun	3,071,488	2,936,470	(4.4)	8,730,091	8,185,216	(6.2)
CZM	Cozumel	93,082	73,404	(21.1)	248,733	203,226	(18.3)
HUX	Huatulco	88,143	81,310	(7.8)	256,902	240,555	(6.4)
MID	Merida	310,225	319,589	3.0	900,233	919,117	2.1
MTT	Minatitlan	9,787	13,382	36.7	29,611	38,156	28.9
OAX	Oaxaca	147,285	162,830	10.6	432,191	465,647	7.7
TAP	Tapachula	49,938	46,906	(6.1)	151,562	135,046	(10.9)
VER	Veracruz	132,644	151,168	14.0	386,440	417,097	7.9
VSA	Villahermosa	122,261	117,661	(3.8)	360,647	341,077	(5.4)

U.S. Passenger Traffic, San Juan Airport (LMM)
	March		% Chg	Year to date		% Chg
	2024	2025		2024	2025
SJU Total	1,164,522	1,323,498	13.7	3,261,896	3,608,582	10.6
Domestic Traffic	1,044,523	1,189,079	13.8	2,935,940	3,227,246	9.9
International Traffic	119,999	134,419	12.0	325,956	381,336	17.0

Colombia Passenger Traffic Airplan
		March		% Chg	Year to date		% Chg
		2024	2025		2024	2025
Domestic Traffic		1,004,266	1,020,202	1.6	2,963,460	3,078,656	3.9
MDE	Rionegro	747,951	770,416	3.0	2,166,918	2,317,847	7.0
EOH	Medellin	97,716	91,152	(6.7)	303,345	273,442	(9.9)
MTR	Monteria	115,613	109,026	(5.7)	361,837	350,626	(3.1)
APO	Carepa	14,029	15,167	8.1	41,601	40,163	(3.5)
UIB	Quibdo	26,416	27,064	2.5	81,702	78,443	(4.0)
CZU	Corozal	2,541	7,377	190.3	8,057	18,135	125.1
International Traffic		276,488	299,795	8.4	840,770	967,698	15.1
MDE	Rionegro	276,488	299,795	8.4	840,770	967,698	15.1
EOH	Medellin
MTR	Monteria	-	-		-	-
APO	Carepa	-	-		-	-
UIB	Quibdo	-	-		-	-
CZU	Corozal	-	-		-	-
Traffic Total Colombia		1,280,754	1,319,997	3.1	3,804,230	4,046,354	6.4
MDE	Rionegro	1,024,439	1,070,211	4.5	3,007,688	3,285,545	9.2
EOH	Medellin	97,716	91,152	(6.7)	303,345	273,442	(9.9)
MTR	Monteria	115,613	109,026	(5.7)	361,837	350,626	(3.1)
APO	Carepa	14,029	15,167	8.1	41,601	40,163	(3.5)
UIB	Quibdo	26,416	27,064	2.5	81,702	78,443	(4.0)
CZU	Corozal	2,541	7,377	190.3	8,057	18,135	125.1

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About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain and develop 16 airports in the Americas. This comprises nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean and Latin America, and six airports in northern Colombia, including Medellin international airport (Rio Negro), the second busiest in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan’s Airport is the island’s primary gateway for international and mainland-US destinations and was the first, and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. For more information, visit www.asur.com.mx.

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